UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Agreement to Acquire

Regulated Information

March 3, 2011 - 8:15 am CET

DELHAIZE GROUP BECOMES A LEADING RETAILER IN SOUTHEASTERN

EUROPE THROUGH ACQUISITION OF SERBIAN DELTA MAXI GROUP

BRUSSELS, Belgium - March 3, 2011 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has entered into an agreement to acquire 100% of the retail company Delta Maxi Group, operating approximately 450 stores in five countries in Southeastern Europe. Combined with its existing operations in Greece and Romania, the acquisition of Delta Maxi Group will make Delhaize Group a leading retailer in Southeastern Europe. We expect the acquisition, including transaction costs, to be immediately earnings accretive as of 2011.

“We are very excited about this transaction that fully supports the acceleration of our sales growth rate, a key priority of our New Game Plan. Delta Maxi Group is a strong retailer built very dynamically in five countries in Southeastern Europe, a region that Delhaize Group has thus far focused on with Alfa Beta in Greece and Mega Image in Romania,” commented Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We foresee significant revenue growth and synergies potential from integrating these new markets in our existing European business. The Southeast of Europe continues to be a very promising region in terms of economic and consumer spending growth, both supporting the roll-out of modern retailing. In 2011, we will be well positioned to capture these growth opportunities as our operations in seven Southeastern European countries together are expected to generate revenues of approximately EUR 3.4 billion and to cover a network of more than 800 stores. This transaction is an important step in rebalancing our geographic portfolio between our U.S, European and Asian operations.”

Kostas Macheras, Executive Vice President of Delhaize Group and Chief Executive Officer of Southeastern Europe said: “We have a lot of respect for what Delta Maxi Group has achieved over the last decade. We are particularly impressed with the strength of the brands of Delta Maxi Group, the level of execution and innovation in the stores, the breadth of the store network and the talent of Delta Maxi management teams. We are excited that strong management teams and associates will soon join Delhaize Group. Delta Maxi’s millions of customers can count on us to continue the first class service they have been enjoying in their favorite stores. Additionally, Delta Maxi Group customers will be able to benefit from our operating companies’ expertise in assortment and merchandising.”

Delta Maxi Group began operations in 2000 and is headquartered in Belgrade, Serbia. Today, the group operates more than 450 stores in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. In Serbia, Delta Maxi operates approximately 350 stores and is the largest food retailer. Also in Bulgaria, Bosnia and Herzegovina, Albania and Montenegro Delta Maxi Group holds important positions.

The Delta Maxi Group network consists primarily of 4 food retail formats, ranging from convenience stores (under the banners Mini Maxi, Piccadilly Express and Euromax), supermarkets (under the banners Maxi, Piccadilly and Euromax), discount stores (Tempo Express) and hypermarkets (Tempo). Estimated annual revenues of Delta Maxi Group for 2011 amount to EUR 1.35 to 1.4 billion and estimated 2011 EBITDA amounts to EUR 85 to 90 million. Delta Maxi Group employs approximately 15 000 associates across its markets.

Under the terms of the agreement Delhaize Group will acquire 100% of Delta Maxi Group at closing for a purchase price of EUR 932.5 million including net debt of approximately EUR 300 million. This results in an acquisition multiple, excluding the positive effect of planned synergies, of 0.67x to 0.69x 2011 expected revenues and of 10.4x to 11.0x 2011 expected EBITDA. We expect the acquisition, including transaction costs, to be immediately earnings accretive as of 2011. The transaction includes the real estate ownership of more than half of the stores in Serbia and seven of the distribution centers of Delta Maxi Group.

As from the end of 2013, Delhaize Group plans to realize more than EUR 16 million net annual synergies, particularly from improved procurement, better inventory management and optimized IT and supply chain systems and processes.

The acquisition of Delta Maxi Group is subject to mutually agreed upon and customary conditions, including the approval by the merger control authorities in Serbia, Bulgaria, Montenegro and Albania. The transaction is expected to close in the third quarter of 2011.

Delhaize Group has retained Lazard, Bank of America Merrill Lynch and Raffeisenbank as financial advisors for this transaction. CMS in Brussels, London and Serbia, with assistance from other CMS offices and other local lawyers, is acting as legal advisor to Delhaize Group.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues. In 2009, Delhaize Group posted EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 137 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)

Milica Stojiljkovic (Serbian media - McCann Erickson Public Relations): +381 63 384 186

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about the acquisition of Delta Maxi Group, the expected closing time of the acquisition, the effect of such acquisition on the credit rating of Delhaize Group, the synergies from the acquisition, the future revenue and EBITDA of Delta Maxi Group, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, failure to obtain approval of antitrust authorities, failure of mutually agreed closing conditions to be satisfied, failure to obtain synergies on the timeline predicted or at all, covenant restrictions under credit facilities that might be in place at the time of the acquisition of Delta Maxi group, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

This Form 6-K report is hereby incorporated by reference into the prospectus contained in Delhaize Group’s Registration Statement on Form F-4 (Registration Statement No. 333-171613) and shall be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 4, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President